

Mail Stop 3720

January 21, 2010

Mr. William Tamblyn
Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, CA 94043

     RE: Ditech Networks, Inc.
             Form 10-K for the Year Ended April 30, 2009
             Filed July 2, 2009
             File No. 0-26209

Dear Mr. Tamblyn:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director